UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2004

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

To Our Shareholders

With our busiest quarter behind us, we continue to make steady progress towards our cash flow and debt reduction goals for fiscal 2004. Initiatives undertaken in recent years, including the creation of Leisura, reorganization of our real estate development group – now renamed Intrawest Placemaking –and the establishment of Intrawest Colorado, position Intrawest for growth and efficiency in operations as we move forward. Most recently, the consolidation of all our operating divisions under Intrawest’s Leisure and Travel Group is a significant step towards fully realizing the synergies and benefits to be derived from our resort network and range of operating businesses.

Operating Results (All dollar amounts are in US currency)

Total Company EBITDA was $128.1 million in the fiscal 2004 third quarter compared with $125.5 million in the same period last year. Income from continuing operations was $56.2 million or $1.17 per diluted share compared with $56.8 million or $1.19 per diluted share in the third quarter last year.

For the nine months ended March 31, 2004, Total Company EBITDA increased 22% to $205.6 million from $168.5 million. Free cash flow was $111.2 million compared with negative free cash flow of $115.2 million. The year-over-year positive swing in free cash flow in the period of $226.4 million was mainly due to higher real estate closings and lower capital requirements as the result of the Leisura partnerships.

Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis below.

Latest Company Developments

At the end of April we announced the formation of the Leisure and Travel Group. This group comprises all of our resorts as well as our lodging, golf and central reservations businesses and Club Intrawest. Under a new senior management structure, these businesses will coordinate and consolidate aspects of their operations to a much greater extent than has occurred in the past. This reorganization establishes a new platform for growth in our operations business. We anticipate growth will occur as we drive additional customers to our resorts and leisure products, and as we expand the range of leisure experiences available through Intrawest.

Creation of the Leisure and Travel Group is intended to accomplish several objectives: To eliminate duplication and achieve more efficient use of resources; To establish a common business platform capable of delivering more benefits and experiences to our customers quickly and in a cost-effective manner; To better leverage our expertise and assets; To drive cross-resort and cross-business marketing and sales opportunities; To enable smooth and rapid integration of new businesses; and To build the ability to add value immediately to new businesses.

This broad initiative is already underway and builds on earlier complementary initiatives including a common reporting system resort-wide, a dedicated customer relationship management division and a shared services unit in Colorado for our U.S. resorts. Ultimately, the Leisure and Travel Group will position us to compete more effectively in a dynamic leisure and travel environment.

Demand for our real estate continues to be very strong. Since January 1, 2004, we have launched seven projects at five different resorts and sold 94 per cent of the 578 units for proceeds of $252 million. Several of these projects are expected to be sold to Leisura. Closed real estate units and pre-sales for delivery in 2004 amount to $669 million, including $107 million for projects sold to Leisura in the first nine months of the fiscal year.

Dividends

On May 11, 2004, the Board of Directors declared a dividend of Cdn.$0.08 per common share payable on July 21, 2004 to shareholders of record on July 7, 2004.

Outlook

We remain on track to achieve our cash flow and debt reduction goals for fiscal 2004. Recent real estate launch successes suggest a continuing strong demand for Intrawest resort real estate and existing pre-sales take us a long way towards achieving our near-term real estate sales goals. Changes in the structure of operations within the Leisure and Travel Group are already underway and will position us well to increase resort and other operations business in the 2005 fiscal year. With bookings for summer lodging already slightly ahead of the same time last year, we are off to a good start. With a regionalized structure for resort development, Leisura, and our recently consolidated operations under the Leisure and Travel Group, we believe Intrawest now has in place the structures it needs to compete and grow in the months and years ahead.

Joe S. Houssian	John E. Currie
Chairman, President	Chief Financial Officer
and Chief Executive Officer
MAY 11, 2004

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2003 annual report. Additional information relating to our company, including our annual information form, is on SEDAR at www.sedar.com. The date of this interim MD&A is May 11, 2004.

THREE MONTHS ENDED MARCH 31, 2004 (THE “2004 QUARTER”)
COMPARED WITH THREE MONTHS ENDED MARCH 31, 2003 (THE “2003 QUARTER”)

OPERATING SUMMARY

The third quarter is our most profitable for resort operations because of the seasonality of that business. Total revenue for the 2004 quarter was $437.3 million compared with $402.5 million for the 2003 quarter. Total Company EBITDA increased from $125.5 million to $128.1 million. Income from continuing operations in the 2004 quarter was $56.2 million or $1.17 per diluted share compared with $56.8 million or $1.19 per diluted share in the 2003 quarter.

     Free cash flow was $57.4 million in the 2004 quarter compared with $38.8 million in the 2003 quarter mainly due to lower capital requirements as a result of the Leisura partnerships. For a reconciliation of free cash and other non-GAAP measures to the most comparable GAAP measures, see Additional Information below.

REVIEW OF RESORT OPERATIONS

Resort operations revenue was $299.5 million in the 2004 quarter, up from $283.4 million in the 2003 quarter. Revenue from the mountain resorts increased from $273.2 million to $289.3 million while revenue from the warm-weather resorts was constant at $10.2 million.

     The favorable impact on reported revenue of a stronger Canadian dollar (from an average rate of US$0.65 during the 2003 quarter to US$0.76 during the 2004 quarter) increased mountain resort revenue by $19.4 million. Excluding this factor, mountain resort revenue declined by $3.3 million in the 2004 quarter due mainly to a 5% decrease in skier visits from 5,081,000 to 4,809,000. Skier visits decreased 4% at our eastern resorts due mainly to very cold weather in January. Reduced destination visits to Whistler, due in part to the higher Canadian dollar, and lower skier visits to our Colorado resorts, which experienced warm temperatures and below average snowfall in March, resulted in a 6% decrease in skier visits at our western resorts.

     Revenue per skier visit, adjusted for a constant Canadian dollar exchange rate, increased 4% in the 2004 quarter. Our western resorts saw a 7% increase in revenue per skier, with all resorts except for Panorama showing an increase, while our eastern resorts saw a 1% decrease largely due to a change in visit mix at Blue Mountain.

     With respect to the warm-weather resorts, revenue at Sandestin increased by 5% in the 2004 quarter however this was offset by lower revenue at our Swaneset, Arizona and Three Peaks golf courses. Occupied room nights increased 11% at Sandestin, resulting in higher retail and food and beverage revenue.

     The breakdown of resort operations revenue by business was as follows:

	2004	2003	INCREASE
(MILLIONS)	QUARTER	QUARTER	(DECREASE)	CHANGE(%)
Mountain operations	$162.8	$151.2	$11.6	8
Retail and rental	55.5	52.7	2.8	5
Food and beverage	40.4	37.3	3.1	8
Owned lodging	3.8	3.3	0.5	15
Ski school	26.2	24.7	1.5	6
Golf	4.0	5.0	(1.0)	(20)
Other	6.8	9.2	(2.4)	(26)

	$299.5	$283.4	$16.1	6

     The increases in mountain operations, retail, food and beverage and ski school revenue were mainly due to the higher Canadian dollar. The decrease in golf revenue was due to an 8% decline in golf rounds in the 2004 quarter due to some challenging weather and the lingering impact of the slow U.S. economy.

     Resort operations expenses were $198.5 million in the 2004 quarter, up from $178.7 million in the 2003 quarter. The higher Canadian dollar increased reported resort operations expenses by $11.1 million and other factors increased it by $8.7 million, or 5%. Since the third quarter is our core operating period, we had limited ability to ramp down expenses in response to the lower skier visit levels.

     The profit contribution from resort operations was $100.9 million in the 2004 quarter, down from $104.6 million in the 2003 quarter. The higher Canadian dollar increased reported resort operations EBITDA by $8.3 million however this was offset by the reduced contribution due to lower skier visits and fewer golf rounds. Using a constant Canadian dollar exchange rate, the resort operations margin was 33% in the 2004 quarter, down from 37% in the 2003 quarter due to the negative leverage from the decline in skier visits.

REVIEW OF MANAGEMENT SERVICES

Management services mainly comprise property rental pool management fees, RezRez reservations and licensing fees, and real estate development and sales services fees.

     Management services revenue increased 45% from $32.0 million in the 2003 quarter to $46.4 million in the 2004 quarter. Fees from property rental pool management, which accounted for 60% of total management services revenue in the 2004 quarter, increased by $3.4 million to $27.9 million due mainly to fees earned at the new villages in Mammoth, Squaw Valley and Lake Las Vegas and a 3% increase in occupied room nights on a same-resort basis. Fees from sources other than property rental pool management increased by $11.0 million with approximately one-third of the increase being attributable to each of development services fees from Leisura, commissions earned by Playground on sales for third-party developers and RezRez reservations fees.

     The profit contribution from management services was $15.7 million in the 2004 quarter, up from $7.7 million in the 2003 quarter due to the revenue increases and to improved results from RezRez, which we restructured at the end of last year.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development increased from $87.1 million in the 2003 quarter to $91.5 million in the 2004 quarter. Revenue for the 2004 quarter included $14.9 million for two projects that were sold to Leisura. Under Canadian GAAP, the profit on these projects is initially deferred and is later recognized as Leisura records real estate sales. Excluding the sales to Leisura, revenue generated by the resort development group decreased from $74.5 million to $62.1 million while revenue generated by the resort club group increased from $12.6 million to $14.5 million.

     The resort development group closed 136 units in the 2004 quarter compared with 242 units in the 2003 quarter. The average revenue per closed unit increased 43% for the quarter (36% excluding the impact of the higher Canadian dollar), mainly due to two high-end fractional projects at Whistler and Copper that skewed the overall revenue per unit. Excluding these two projects and using a constant exchange rate, the average revenue per unit increased 5% in the 2004 quarter.

     The 16% increase in resort club group revenue was mainly due to achieving a higher close rate on tours and to selling $0.7 million more add-on points to existing club members.

     Leisura has adopted the percentage-of-completion method of accounting for its real estate sales and as a result it recognizes revenue from pre-sold units during the course of construction. Intrawest recognizes the land profit on projects sold to Leisura as well as the equity income earned from Leisura projects on the same basis. The profit contribution from real estate development, including land profit and equity income from Leisura, was $9.5 million in the 2004 quarter, down from $11.4 million in the 2003 quarter due mainly to the reduced number of closings and to lower margins on certain projects.

REVIEW OF CORPORATE OPERATIONS

Interest and other income (expense) was a loss of $0.3 million in the 2004 quarter compared with a gain of $2.5 million in the 2003 quarter due mainly to differences in gains and losses on miscellaneous asset disposals and to higher interest income in the 2003 quarter.

     Interest expense was $12.6 million in the 2004 quarter, up from $12.2 million in the 2003 quarter due mainly to capitalizing less interest to real estate development partially offset by reduced interest on our senior notes as a result of the redemption and issue of senior notes in the second quarter.

     Depreciation and amortization expense was $33.2 million in the 2004 quarter, down from $34.2 million in the 2003 quarter. The higher Canadian dollar increased reported depreciation of Canadian assets by $1.7 million, however this was offset by reduced depreciation of technology assets due to the asset write-down in the fourth quarter last year.

     Corporate general and administrative expenses increased from $3.4 million in the 2003 quarter to $4.2 million in the 2004 quarter. Three-quarters of the increase was due to the stronger Canadian dollar and the balance resulted mainly from higher corporate governance expenses.

NINE MONTHS ENDED MARCH 31, 2004 (THE “2004 PERIOD”)

COMPARED WITH NINE MONTHS ENDED MARCH 31, 2003 (THE “2003 PERIOD”)

OPERATING SUMMARY

Total revenue for the 2004 period was $1,058.8 million compared with $729.4 million for the 2003 period. Total Company EBITDA increased 22% from $168.5 million to $205.6 million. Income from continuing operations for the 2004 period, before expensing the after-tax cost of the call premium and unamortized costs of senior notes redeemed in the second quarter, was $67.6 million or $1.41 per diluted share compared with $49.2 million or $1.03 per diluted share in 2003 period. After expensing the call premium and unamortized costs on senior notes redeemed, income from continuing operations in the 2004 period was $57.3 million or $1.20 per diluted share.

     Free cash flow was $111.2 million in the 2004 period compared with negative free cash flow of $115.2 million in the 2003 period. This positive swing in free cash flow of $226.4 million was mainly due to higher real estate closings and lower capital requirements as a result of the Leisura partnerships.

REVIEW OF RESORT OPERATIONS

Resort operations revenue increased from $431.0 million in the 2003 period to $465.1 million in the 2004 period. Revenue from the mountain resorts increased from $398.5 million to $431.6 million due mainly to the timing of taking over control of Winter Park in December 2002 and the impact on reported revenue of the higher Canadian dollar. On a same-resort, constant exchange rate basis, mountain resort revenue declined by $5.4 million due mainly to the lower skier visits in the third quarter described above and the slow season start (due to warm weather) in the second quarter at our eastern resorts. Revenue from the warm-weather resorts increased from $32.5 million in the 2003 period to $33.5 million in the 2004 period due mainly to a 9% increase in occupied room nights at Sandestin, partly offset by a 7% decline in aggregate golf rounds at the warm-weather courses.

     The reduction in skier visits decreased the profit contribution from resort operations from $128.5 million in the 2003 period to $125.8 million in the 2004 period.

REVIEW OF MANAGEMENT SERVICES

Management services revenue increased 47% from $64.8 million in the 2003 period to $95.2 million in the 2004 period. Property rental pool management fees increased by $9.3 million to $55.0 million. About two-thirds of the increase was due to fees earned at the new villages in Mammoth, Squaw Valley and Lake Las Vegas and the balance was due partly to the impact on reported revenue of the higher Canadian dollar and a 2% increase in occupied room nights on a same-resorts basis. Management fees from sources other than property rental pool management increased by $21.1 million mainly due to recording the first development services fees from Leisura and higher commissions earned by Playground on sales for third-party developers.

     The increase in revenues and improved results from the restructuring of RezRez last year increased the profit contribution from management services from $10.7 million in the 2003 period to $21.8 million in the 2004 period.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from real estate development increased from $233.5 million in the 2003 period to $498.5 million in the 2004 period. Revenue for the 2004 period included $107.6 million for 10 projects that were sold to Leisura. Excluding the project sales to Leisura, revenue generated by the resort development group increased from $201.3 million to $355.5 million while revenue generated by the resort club group increased from $32.2 million to $35.4 million.

     The resort development group closed 794 units in the 2004 period compared with 572 units in the 2003 period. Since we pre-sell the majority of our real estate, the timing of unit closings is tied to a significant degree to construction completion and more projects completed construction in the 2004 period than the 2003 period. For the fiscal year we expect to close 1,200 to 1,250 units, approximately the same number of units as in fiscal 2003.

     The profit contribution from real estate development increased from $26.3 million in the 2003 period to $42.4 million in the 2004 period mainly due to the higher number of closings.

REVIEW OF CORPORATE OPERATIONS

Interest and other income was $4.8 million in the 2004 period compared with $2.6 million in the 2003 period mainly due to collecting $2.4 million for fuel spill remediation costs expended in prior years at Mammoth.

     Interest expense was $34.7 million in the 2004 period, up from $33.2 million in the 2003 period mainly due to nine months of interest on the Winter Park capital lease in the 2004 period compared with three months in the 2003 period. This was partially offset by reduced interest on our senior notes.

     Depreciation and amortization expense increased from $52.5 million in the 2003 period to $54.7 million in the 2004 period. The higher Canadian dollar increased reported depreciation on Canadian assets by $2.3 million and $1.9 million more depreciation was recorded in respect of Winter Park assets. These factors were partly offset by $2.0 million lower depreciation of technology assets due to the asset write-down in the fourth quarter last year.

     Corporate general and administrative expenses increased from $11.1 million in the 2003 period to $13.7 million in the 2004 period. About 70% of the increase was due to the higher Canadian dollar and the balance was mainly due to higher compensation costs and increased legal, audit and corporate governance expenses.

CAPITAL RESOURCES

CASH FLOWS FOR 2004 QUARTER COMPARED WITH 2003 QUARTER

Cash flow from continuing operating activities increased from $47.4 million in the 2003 quarter to $73.1 million in the 2004 quarter. Our net investment in real estate development decreased from $66.4 million to $16.3 million mainly due to the impact of Leisura. We sold two projects to Leisura during the 2004 quarter, receiving cash of $13.4 million. Our cash flow in the 2004 quarter also benefited from not having to spend incremental costs on these projects, as well as on the other eight projects that were sold to Leisura in the first and second quarters.

     We increased our investment in Leisura by $3.0 million in the 2004 quarter in connection with the two project sales. Intrawest is a minority partner in the Leisura partnerships and we make an investment equal to approximately 10% of the total capital required to acquire and build each property that Leisura develops. We also invested $12.7 million in ski and resort operations assets in the 2004 quarter, up from $8.6 million in the 2003 quarter.

     As a result of these operating and investing activities, we generated free cash flow of $57.4 million in the 2004 quarter, up from $38.8 million in the 2003 quarter. The free cash flow was mainly used to pay down debt in both quarters.

CASH FLOWS FOR 2004 PERIOD COMPARED WITH 2003 PERIOD

Cash flow from continuing operating activities was $178.9 million in the 2004 period compared with negative cash flow of $75.2 million in the 2003 period, a positive swing of $254.1 million. We recovered $83.2 million of our investment in real estate development in the 2004 period, a significant change from the $225.5 million incremental investment we made in the 2003 period. The turnaround was due mainly to the impact of Leisura and to closing more real estate units (794 units in the 2004 period versus 572 units in the 2003 period). In total, we sold 10 projects to Leisura during the 2004 period, receiving cash of $77.9 million and transferring the requirement to spend approximately $50 million of incremental costs to develop these projects to Leisura.

     We made an investment of $17.1 million in the Leisura partnerships in connection with the 10 projects. We also invested $50.7 million in ski and resort operations assets in the 2004 period, up from $39.9 million in the 2003 period. In total we expect to spend a similar amount on ski and resort assets in fiscal 2004 as the $65 million we spent in fiscal 2003.

     As a result of these operating and investing activities, we generated free cash flow of $111.2 million in the 2004 period compared with negative free cash flow of $115.2 million in the 2003 period. The free cash flow generated during the 2004 period was mainly used to pay down debt. We expect to generate significant free cash flow in the fourth quarter as we close pre-sold units in the last major condo-hotel projects outside the Leisura structure and Leisura funds spending on the most capital-intensive recent projects. We plan to use this free cash flow to reduce our debt, thereby improving our credit ratios and providing a foundation for future growth.

DEBT AND LIQUIDITY POSITION

At March 31, 2004, we had debt of $1,142.4 million, a decrease of $118.5 million from last fiscal year-end due to the cash flow activities described above. Approximately two-thirds ($750 million) of our debt at the end of the third quarter comprised senior unsecured notes. During the second quarter we issued $350 million 7.50% senior notes (due 2013) and used the proceeds to redeem $200 million 9.75% senior notes (due 2008) and to pay down our senior credit facility. This refinancing reduces our interest costs and extends the average maturity date of our debt.

     We had drawn and issued letters of credit for $205.6 million on our senior credit facility at March 31, 2004 and we have additional availability of approximately $130 million to cover our liquidity requirements. This facility, which has a three-year term that matures in November 2004, is currently being renegotiated with our syndicate of banks and we expect to have a new facility (with a borrowing capacity at least as high as the current facility) committed before June 30, 2004.

     Construction loans totaled $114.1 million at March 31, 2004. We expect to repay the majority of these loans in the fourth quarter as projects complete construction and purchasers close on their units. The balance of our debt (approximately $125 million) comprises loans at our partly owned operations (e.g., Blue Mountain, Alpine and Mammoth), government loans at Tremblant, Resort Club receivables financing, individual property loans and capital leases. None of this debt has significant required pay downs in the short-term.

     In addition to availability under our senior credit facility we had cash and cash equivalents of $97.7 million at March 31, 2004. We believe that these resources and future cash flows from operations will enable us to implement our planned investment programs, support the growth of our businesses and meet all our other expected capital requirements.

ADDITIONAL INFORMATION

TOTAL COMPANY EBITDA

(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2004	2003	2004	2003
Cash flow provided by (used in) continuing operating activities	$73,069	$47,411	$178,946	$(75,229)
Add (deduct):
Changes in non-cash operating assets and liabilities	24,224	51,651	(53,856)	189,285
Current income tax expense	10,969	11,403	11,497	10,425
Interest expense	12,561	12,197	34,712	33,234
Interest in real estate costs	6,128	5,180	29,164	14,071
Call premium and unamortized costs on senior notes redeemed	—	—	12,074	—

	126,951	127,842	212,537	171,786
Interest, other income and other, net of non-cash items	1,129	(2,321)	(6,981)	(3,315)

Total Company EBITDA	$128,080	$125,521	$205,556	$168,471

FREE CASH FLOW

(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2004	2003	2004	2003
Cash flow provided by (used in) continuing operating activities	$73,069	$47,411	$178,946	$(75,229)
Expenditures on ski and resort operations assets	(12,656)	(8,646)	(50,669)	(39,935)
Investment in Leisura	(2,981)	—	(17,072)	—

Free cash flow	$57,432	$38,765	$111,205	$(115,164)

     The terms EBITDA and Free Cash Flow do not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similarly titled measures presented by other publicly traded companies. Reconciliations with respect to EBITDA and Free Cash Flow and the most comparable GAAP measures, as determined in accordance with Canadian GAAP, are presented in the tables above. These non-GAAP measures are referred to in this disclosure document because management believes they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort industry.

OUTSTANDING SHARE DATA

At May 11, 2004, Intrawest had outstanding 47,891,744 common shares shares and stock options exercisable for a total of 3,880,650 additional common shares.

Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Intrawest’s ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Consolidated Statements

of Operations and Retained Earnings
(in thousands of United States dollars, except per share amounts)(unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2004	2003	2004	2003
RESORT OPERATIONS:
Revenue	$299,462	$283,367	$465,091	$430,999
Expenses	198,544	178,741	339,278	302,502

Resort operations contribution	100,918	104,626	125,813	128,497

MANAGEMENT SERVICES:
Revenue	46,355	32,008	95,194	64,845
Expenses	30,606	24,278	73,370	54,158

Management services contribution	15,749	7,730	21,824	10,687

REAL ESTATE DEVELOPMENT:
Revenue	91,509	87,107	498,488	233,521
Expenses	82,891	75,713	456,923	207,251

	8,618	11,394	41,565	26,270
Income from equity accounted investments	846	—	846	—

Real estate development contribution	9,464	11,394	42,411	26,270

Income before undernoted items	126,131	123,750	190,048	165,454
Interest and other income (expense)	(278)	2,465	4,832	2,550
Interest expense	(12,561)	(12,197)	(34,712)	(33,234)
Corporate general and administrative expenses	(4,179)	(3,409)	(13,656)	(11,054)
Depreciation and amortization	(33,155)	(34,181)	(54,718)	(52,460)
Call premium and unamortized costs of senior notes redeemed	—	—	(12,074)	—

Income before income taxes and non-controlling interest	75,958	76,428	79,720	71,256
Provision for income taxes	(10,969)	(11,403)	(11,497)	(10,425)
Non-controlling interest	(8,822)	(8,185)	(10,880)	(11,618)

Income from continuing operations	56,167	56,840	57,343	49,213
Results of discontinued operations	—	—	—	(578)

Income for the period	56,167	56,840	57,343	48,635
Retained earnings, beginning of period	262,980	224,880	264,640	235,515
Dividends	—	—	(2,836)	(2,430)

Retained earnings, end of period	$319,147	$281,720	$319,147	$281,720

Income per common share:
Basic	$1.18	$1.20	$1.21	$1.04
Diluted	$1.17	$1.19	$1.20	$1.03

Weighted average number of common shares outstanding (in thousands):
Basic	47,591	47,384	47,584	47,299
Diluted	47,889	47,726	47,823	47,707

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(in thousands of United States dollars)

	MARCH 31, 2004	JUNE 30, 2003
	(UNAUDITED)	(AUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,662	$126,832
Amounts receivable	131,105	126,725
Other assets	120,252	123,610
Resort properties	549,492	662,197
Future income taxes	8,464	10,619

	906,975	1,049,983
Ski and resort operations	936,669	918,727
Resort properties	432,987	405,100
Amounts receivable	75,360	76,842
Investment in Leisura	30,655	—
Other assets	65,616	65,070

	$2,448,262	$2,515,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$199,833	$218,444
Deferred revenue	126,259	134,878
Bank and other indebtedness	306,061	287,176

	632,153	640,498
Bank and other indebtedness	836,289	973,743
Due to joint venture partners	2,509	5,388
Deferred revenue	54,035	43,609
Future income taxes	97,179	94,986
Non-controlling interest in subsidiaries	47,223	46,359

	1,669,388	1,804,583
SHAREHOLDERS’ EQUITY
Capital stock (note 3)	462,650	460,742
Retained earnings	319,147	264,640
Foreign currency translation adjustment	(2,923)	(14,243)

	778,874	711,139

	$2,448,262	$2,515,722

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands of United States dollars)(unaudited)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2004	2003	2004	2003
CASH PROVIDED BY (USED IN):
OPERATIONS:
Income from continuing operations	$56,167	$56,840	$57,343	$49,213
Items not affecting cash:
Depreciation and amortization	33,155	34,181	54,718	52,460
Income from equity accounted investments	(846)	—	(846)	—
Non-cash costs of senior notes redeemed	—	—	2,324	—
Loss (gain) on asset disposals	(5)	(144)	671	765
Non-controlling interest	8,822	8,185	10,880	11,618

Funds from continuing operations	97,293	99,062	125,090	114,056
Recovery of costs through real estate sales	82,891	75,713	456,923	207,251
Acquisition and development of properties held for sale	(99,189)	(142,120)	(373,743)	(432,792)
Increase in long-term amounts receivable, net	(3,068)	(4,167)	(1,893)	(8,452)
Changes in non-cash operating working capital (note 6)	(4,858)	18,923	(27,431)	44,708

Cash provided by (used in) continuing operating activities	73,069	47,411	178,946	(75,229)
Cash provided by discontinued operations	—	—	—	140

	73,069	47,411	178,946	(75,089)
FINANCING:
Bank and other borrowings, net	(65,047)	(82,087)	(124,007)	109,554
Issue of common shares for cash	667	2,631	1,908	2,677
Redemption and repurchase of non-resort preferred shares	—	—	—	(6,697)
Dividends paid	—	—	(2,836)	(2,430)
Distributions to non-controlling interest	—	(2,309)	(11,186)	(5,205)

	(64,380)	(81,765)	(136,121)	97,899
INVESTMENTS:
Expenditures on:
Ski and resort operations assets	(12,656)	(8,646)	(50,669)	(39,935)
Investment in Leisura	(2,981)	—	(17,072)	—
Other assets	(5,629)	(3,350)	(18,689)	(8,669)
Business acquisitions, net of cash acquired	—	—	—	(561)
Proceeds from asset disposals	213	397	14,435	34,888

	(21,053)	(11,599)	(71,995)	(14,277)

Increase (decrease) in cash and cash equivalents	(12,364)	(45,953)	(29,170)	8,533
Cash and cash equivalents, beginning of period	110,026	131,175	126,832	76,689

Cash and cash equivalents, end of period	$97,662	$85,222	$97,662	$85,222

(Supplemental information (note 6))

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in thousands of United States dollars, unless otherwise indicated)

1 BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2003. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2003.

2 SEASONALITY OF OPERATIONS:

Resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s resort operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of resort operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3 CAPITAL STOCK:

	MARCH 31, 2004	JUNE 30, 2003
	(UNAUDITED)	(AUDITED)
Common shares	$459,989	$458,081
Contributed surplus	2,661	2,661

	$462,650	$460,742

(i) COMMON SHARES:

	NUMBER OF	2004
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)
Balance, June 30, 2003	47,560,062	$458,081
Issued for cash under stock option plan	39,500	409
Amortization of benefit plan, net	—	1,499

Balance, March 31, 2004	47,599,562	$459,989

In addition to the stock options exercised during the nine months ended March 31, 2004, 364,000 stock options were granted and 176,250 were forfeited. A total of 3,952,150 stock options remain outstanding as at March 31, 2004.

(ii) STOCK COMPENSATION:

Section 3870 of The Canadian Institute of Chartered Accountants Accounting Handbook (“CICA 3870”) requires a fair value-based method of accounting for certain, but not all, stock-based transactions although it allows an entity to continue to measure stock-based compensation costs using the intrinsic value-based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Had compensation expense for stock options granted subsequent to June 30, 2001 been determined by a fair value method using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for options granted in each of the periods presented:

	THREE AND NINE MONTHS ENDED MARCH 31
	2004	2003
Dividend yield (%)	0.9	0.8
Risk-free interest rate (%)	3.38	3.00
Expected option life (years)	7	5
Expected volatility (%)	35	55

Using the above assumptions, the Company’s net income for each of the periods presented would have been decreased to the pro forma amounts indicated below:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2004	2003	2004	2003
Income as reported	$56,167	$56,840	$57,343	$48,635
Estimated fair value of option grants, net of tax	(624)	(458)	(1,728)	(1,261)

Pro forma	$55,543	$56,382	$55,615	$47,374

PRO FORMA INCOME PER SHARE:
Basic	$1.17	$1.19	$1.17	$1.01
Diluted	$1.16	$1.18	$1.16	$1.01

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.

4 EARNINGS PER SHARE:

Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

     The numerator for basic and diluted EPS was the same for each of the periods presented. The reconciliation of the denominators used is as follows:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2004	2003	2004	2003
DENOMINATOR (IN THOUSANDS OF SHARES):
Weighted average number of common shares outstanding – basic	47,591	47,384	47,584	47,299
Effect of dilutive options	152	50	93	116
Effect of shares purchased for benefit plan	146	292	146	292

Weighted average number of common shares outstanding – diluted	47,889	47,726	47,823	47,707

The computation of diluted EPS for the nine months ended March 31, 2004 and 2003 excludes the effect of the assumed exercise of options to purchase 3,451,300 and 3,675,300 common shares, respectively, because the effect would be anti-dilutive.

5 SEGMENTED INFORMATION:

The following table presents the Company’s results from continuing operations by reportable segment:

THREE MONTHS ENDED	MOUNTAIN	REAL	WARM-
MARCH 31, 2004 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL
SEGMENT REVENUE:
Resort operations	$289,271	$—	$10,191	$—	$299,462
Management services	33,004	10,371	2,980	—	46,355
Real estate development	—	91,509	—	—	91,509
Corporate and all other	—	—	—	(278)	(278)

	$322,275	$101,880	$13,171	$(278)	$437,048

SEGMENT OPERATING PROFIT:
Resort operations	$101,981	$—	$(1,063)	$—	$100,918
Management services	11,579	3,051	1,119	—	15,749
Real estate development	—	9.464	—	—	9,464
Corporate and all other	—	—	—	(278)	(278)

	$113,560	$12,515	$56	$(278)	125,853

LESS:
Interest expense					(12,561)
Corporate general and administrative expenses					(4,179)
Depreciation and amortization					(33,155)

Income before income taxes and non-controlling interest					$75,958

NINE MONTHS ENDED	MOUNTAIN	REAL	WARM-
MARCH 31, 2004 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL
SEGMENT REVENUE:
Resort operations	$431,641	$—	$33,450	$—	465,091
Management services	57,848	25,620	11,726	—	95,194
Real estate development	—	498,488	—	—	498,488
Corporate and all other	—	—	—	4,832	4,832

	$489,489	$524,108	$45,176	$4,832	$1,063,605

SEGMENT OPERATING PROFIT:
Resort operations	$128,613	$—	$(2,800)	$—	125,813
Management services	7,466	8,908	5,450	—	21,824
Real estate development	—	42,411	—	—	42,411
Corporate and all other	—	—	—	4,832	4,832

	$136,079	$51,319	$2,650	$4,832	194,880

LESS:
Interest expense					(34,712)
Corporate general and administrative expenses					(13,656)
Depreciation and amortization					(54,718)
Call premium and unamortized costs of senior notes redeemed					(12,074)

Income before income taxes and non-controlling interest					$79,720

THREE MONTHS ENDED	MOUNTAIN	REAL	WARM-
MARCH 31, 2003 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL
SEGMENT REVENUE:
Resort operations	$273,226	$—	$10,141	$—	283,367
Management services	28,111	1,828	2,068	—	32,007
Real estate development	—	87,107	—	—	87,107
Corporate and all other	—	—	—	2,465	2,465

	$301,337	$88,935	$12,209	$2,465	404,946

SEGMENT OPERATING PROFIT:
Resort operations	$105,359	$—	$(733)	$—	104,626
Management services	6,406	714	610	—	7,730
Real estate development	—	11,394	—	—	11,394
Corporate and all other	—	—	—	2,465	2,465

	$111,765	$12,108	$(123)	$2,465	126,215

LESS:
Interest expense					(12,197)
Corporate general and administrative expenses					(3,409)
Depreciation and amortization					(34,181)

Income before income taxes and non-controlling interest					$76,428

NINE MONTHS ENDED	MOUNTAIN	REAL	WARM-
MARCH 31, 2003 (UNAUDITED)	RESORT	ESTATE	WEATHER	CORPORATE	TOTAL
SEGMENT REVENUE:
Resort operations	$398,521	$—	$32,478	$—	$430,999
Management services	46,774	7,450	10,621	—	64,845
Real estate development	—	233,521	—	—	233,521
Corporate and all other	—	—	—	2,550	2,550

	$445,295	$240,971	$43,099	$2,550	$731,915

SEGMENT OPERATING PROFIT:
Resort operations	$129,328	$—	$(831)	$—	$128,497
Management services	2,457	3,642	4,588	—	10,687
Real estate development	—	26,270	—	—	26,270
Corporate and all other	—	—	—	2,550	2,550

	$131,785	$29,912	$3,757	$2,550	168,004

LESS:
Interest expense					(33,234)
Corporate general and administrative expenses					(11,054)
Depreciation and amortization					(52,460)

Income before income taxes, non-controlling interest and discontinued operations					$71,256

6 CASH FLOW INFORMATION:

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31
	2004	2003	2004	2003
CASH PROVIDED BY (USED IN):
Amounts receivable	$(24,618)	$(11,232)	$(12,489)	$27,579
Other assets	70,001	53,734	15,717	(14,665)
Amounts payable	(8,146)	1,553	(18,611)	(10,708)
Due to joint venture partners	(574)	(3,611)	(2,879)	(6,104)
Deferred revenue	(41,521)	(21,521)	(9,169)	48,606

	$(4,858)	$18,923	$(27,431)	$44,708

SUPPLEMENTAL INFORMATION:
Interest paid included in the determination of net income	$18,218	$17,309	$63,405	$47,304
Income, franchise and withholding taxes paid	589	2,924	3,696	7,422
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes receivable on investment in Leisura	(69)	—	8,109	—
Bank and other indebtedness incurred on acquisition	—	—	—	38,611

7 RELATED PARTY TRANSACTIONS:

In fiscal 2003, the Company entered into two partnerships (one in Canada and one in the U.S., collectively referred to as “Leisura”) for the purpose of developing certain real estate projects at various resorts. Under the terms of the partnership agreements, the Company sells projects to Leisura that have reached a set pre-sale target and met certain other pre-set conditions and provides development management and marketing services on a fee basis for those projects. The Company is a minority partner and accounts for its investment in Leisura on an equity basis.

     During the nine months ended March 31, 2004, the Company sold ten projects to the Leisura partnerships for revenue of $107,675,000. Under Canadian GAAP, the profit on these project sales is initially deferred and then recognized on the same basis as Leisura recognizes revenue on the sale of units to end purchasers. At March 31, 2004, the deferred gain yet to be recognized was $12,451,000. Consideration for the sales consisted of cash, the assumption of certain project related working capital accounts and notes receivable. At March 31, 2004, notes receivable of $8,109,000, working capital loans of $3,375,000 and fees and other amounts receivable of $11,742,000 are due from Leisura.

     Development management fees earned during the nine months ended March 31, 2004 total $8,409,000 and have been included in management services revenues.